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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*

                          Capital Growth Systems, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                   14019A 10 7
                                 (CUSIP Number)

                                January 28, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).



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 1    NAMES OF REPORTING PERSONS                   Craig Siegler
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (entitles only)

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                      (b) [X]

 3    SEC USE ONLY

 4    CITIZENSHIP OF PLACE OF ORGANIZATION             USA

      NUMBER OF SHARES       5    SOLE VOTING POWER
       BENEFICIALLY
           OWNED                  1,459,248
          BY EACH
         REPORTING           6    SHARED VOTING POWER
          PERSON
           WITH:                  0

                             7    SOLE DISPOSITIVE POWER

                                  1,459,248

                             8    SHARED DISPOSITIVE POWER

                                  0

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,459,248

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                       [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.19%*

12    TYPE OF REPORTING PERSON

      IN

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding.



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ITEM 1(a).   NAME OF ISSUER

             Capital Growth Systems, Inc. (the "Issuer")

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             980 North Michigan Avenue, Suite 1120
             Chicago, Illinois 60611

ITEM 2(a).   NAME OF PERSON FILING

             Craig Siegler

ITEM 2(b)    RESIDENCE OR BUSINESS ADDRESS

             388 Milford Road, Deerfield, IL  60035

ITEM 2(c)    CITIZENSHIP

             United States of America

ITEM 2(d)    TITLE OF CLASS OF SECURITIES

             Common Stock, par value $0.0001 per share ("Common Stock")

ITEM 2(e)    CUSIP NUMBER

             14019A 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             (a)  [ ]  Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o).

             (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c).

             (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

             (d)  [ ]  Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)  [ ]  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E).

             (f)  [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

             (g)  [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

             (h)  [ ]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813).


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             (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

             (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

             (a)  Amount beneficially owned:  1,459,248

             (b)  Percent of class:  9.19%*

             (c)  Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote:    1,459,248

                  (ii)   Shares power to vote or to direct the vote:  0

                  (iii)  Sole power to dispose or to direct the
                         disposition of:                              1,459,248

                  (iv)   Shared power to dispose or to direct the
                         disposition of:                              0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  No person, other than a filing person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the filing person.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  The filing person has not entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

*Based upon information received from Capital Growth Systems, Inc. of 15,873,800 shares outstanding.


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ITEM 10. CERTIFICATIONS

                  The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.



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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004

                                         By: /s/ Craig Siegler
                                             -----------------------------